December 29, 2023

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ultimus Managers Trust (the “Trust”)

-Registration Statement on Form N-1A

File No. 333-180308

CIK - 1545440

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended, enclosed for filing electronically is Post-Effective Amendment No. 246 to the Trust’s Registration Statement on Form N-1A relating to the Westwood Salient Global Real Estate Fund, a series of the Trust. This filing reflects various changes from the Prospectus and Statement of Additional Information in Post-Effective Amendment No. 241 to the Registration Statement filed by the Registrant on April 28, 2023.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

Very truly yours,

/s/ John L. Chilton

John L. Chilton, Esq.

Enclosures

cc:        Karen Jacoppo-Wood, Esq.

Ms. Natalie Anderson

Nicole M. Crum, Esq.